U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 3, 2019, Recon Technology, Ltd. (the “Company”) issued a press release announcing the voting results of fiscal year 2019 annual general meeting of shareholders (the “Annual Meeting”) held on December 2, 2019, which press release is attached as Exhibit 99.1 to this Form 6-K.

On December 2, 2019 at 9:00 AM Beijing Time, the Company held its Annual Meeting.  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on November 5, 2019.

1. Elect two Class I directors to the Company’s board of directors (the “Board”) to serve until the 2022 Annual Meeting or until their successors are elected and qualified. According to the voting results, Ralph Hornblower, III and Shudong Zhao are elected as Class I directors.

Name	For	Withheld/Abstain
Ralph Hornblower, III	10,172,927	29,301
Shudong Zhao	10,182,300	19,928
Changqing Yan	382,036	9,820,192

2. Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020.

For	Against	Abstain
10,021,026	178,998	2,204

3. Approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve a decrease in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio or alternatively that the share capital of the Company remains unchanged.

For	Against	Abstain
9,946,335	254,790	1,103

Exhibit Index:

Exhibit 99.1 —	Press release dated December 3, 2019, with the title of “Recon Technology Announced Voting Results from 2019 Annual Meeting of Shareholders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: December 3, 2019	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer